Exhibit 100.4

Lightico Joins NICE inContact DEVone Program with New Mobile
Collaboration Tools to Accelerate the Sales Experience

Lightico offers advanced tools to make mobile digital interactions between contact center agents and consumers faster and more convenient

Salt Lake City, January 29, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that Lightico now provides its Sales Impact Platform, a real-time mobile collaboration application, on CXexchange, the most extensive technology ecosystem currently available in the customer experience market. Lightico provides digital contracting and identity verification for companies using CXone by allowing phone agents to seamlessly add in-call tools like real-time finger-eSigning, media sharing, instant identification collection, smart document creation/completion & instant, and PCI-compliant payment collection.

NICE inContact customers will benefit from Lightico’s application on CXexchange by accelerating sales-critical activities in real-time directly from mobile phones by enabling:

•	Effortless collection of customer documentation & ID in real time – no more cumbersome scanning, emailing and faxing

•	Immediate eSignatures on documents simply from a customer’s mobile phone – no more endless chasing customers.

•	In-call sharing of videos and images to collaborate with customers while speaking with them on the phone – no more imagining or redirecting to distracting websites.

“Lightico is excited for this partnership with NICE inContact and being part of CXexchange,” said Zviki Ben Ishay, Lightico CEO and Co-Founder. “Our technology helps customers efficiently and effectively sell an increasingly hard to reach user base that has gone mobile. And now, we are thrilled to be integrated with CXone.”

NICE inContact CXone empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations. To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence—all on an Open Cloud Foundation.

“With CXone as a unified cloud platform, contact centers can innovate and customize the customer experience using applications and extensions from our partners,” said Paul Jarman, CEO of NICE inContact. “Offering Lightico’s mobile tools like eSignatures gives companies more ways to differentiate the all-important moments during sales transactions with their customers. We welcome Lightico as part of the CXexchange marketplace.”

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s No. 1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is the industry’s largest partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, and DMG. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.